 Exhibit 99.1

Date:	April 22, 2026
News Release:	26-15
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Follow on Investment of C$4.8M from Hartree

TORONTO, Ontario, April 22, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that further to its investor rights agreement dated March 7, 2025 (the "Hartree IRA") Hartree Partners LP (“Hartree”), a strategic partner to the Blue Moon, has issued to the Company notice of their intention to exercise their "top-up right" as it relates certain share issuances completed by the Company through March 31, 2026.

Subject to the approval of the TSX Venture Exchange, an aggregate of 526,617 common shares (the "Hartree Shares") will be issued to Hartree at a price of $9.06 per Hartree Share for total gross proceeds of approximately C$4.8 million (the “Financing”), calculated in accordance with the Hartree IRA, to retain its interest in the Company.

Completion of the Financing is subject to approval by the TSX Venture Exchange and is expected to close by about April 29, 2026. No finder’s fees were paid in connection with the Financing, and the Hartree Shares issued pursuant to the Financing will be subject to a statutory 4-month and one day hold period in Canada from the date of issuance. The proceeds from the Financing are expected to be used for project development at the Company’s brownfield polymetallic projects, as well as for general corporate purposes.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.